CSB BANCORP, INC
EXHIBIT 11
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
Basic Earnings Per Share
Net income	$813,564	$689,373	$2,264,123	$1,969,930

Weighted average common shares	2,505,785	2,644,957	2,536,201	2,644,963
Basic Earnings Per Share	$0.32	$0.26	$0.89	$0.74

Diluted Earnings Per Share
Net income	$813,564	$689,373	$2,264,123	$1,969,930

Weighted average common shares	2,531,456	2,644,957	2,536,201	2,644,963
Weighted average effect of assumed stock options	2,149	4,933	3,212	3,813

Total	2,533,605	2,649,890	2,539,413	2,648,776

Diluted Earnings Per Share	$0.32	$0.26	$0.89	$0.74

22.